United States securities and exchange commission logo





                             April 12, 2021

       Gary Smalley
       Chief Financial Officer
       Tutor Perini Corporation
       15901 Olden Street
       Sylmar, CA 91342

                                                        Re: Tutor Perini
Corporation
                                                            Form 10-K for the
year ended December 31, 2020
                                                            File No. 001-06314

       Dear Mr. Smalley:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Note 7. Financial Commitments, page F-27

   1. We note the repayment of a portion of the Company's convertible notes that occurred on
                                                        August 19, 2020. In
order to better understand the Company's accounting for this transaction, please
tell us the following:

                                                              the amount of
consideration attributable to the fair value of the liability component immediately before
extinguishment and how you accounted for the difference
                                                            between the fair
value and the carrying value of the liability component that may have resulted in a
gain or loss on debt extinguishment. Refer to ASC 470-20-40-
                                                            20(b);
                                                              whether the
deferred taxes presented on your table on page F-30 represent the basis difference
associated with the liability component that was initially recognized as an adjustment to APIC
consistent with the guidance in ASC 470-20-25-27 and when the
                                                            Company is
expecting such temporary difference to reverse; and
                                                              what
consideration you gave to reversing a portion of the $18.8 million deferred tax
 Gary Smalley
Tutor Perini Corporation
April 12, 2021
Page 2
              liability due to the previous amortization of the debt discount and whether an additional amount should be reversed due the partial redemption of the convertible notes on August 19, 2020. Refer to the example in ASC 470-20-55-71 through 55-
              82.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if
you have questions.



FirstName LastNameGary Smalley                                Sincerely,
Comapany NameTutor Perini Corporation
                                                              Division of
Corporation Finance
April 12, 2021 Page 2                                         Office of Real
Estate & Construction
FirstName LastName